EXHIBIT 99.1

Caledonia Mining Corporation Plc Exercise of share options

ST HELIER, Jersey, June 03, 2020 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) (NYSE American: CMCL; AIM: CMCL; TSX: CAL) announces that it has issued and allotted 2,500 common shares of no par value each in the Company pursuant to the exercise of share options (the “Option Shares”).

Application will be made by Caledonia for the Option Shares to be admitted in the form of depositary interests to trading on AIM and it is anticipated that trading in such securities will commence on June 8, 2020.

Following issue of the Option Shares, the Company has a total number of shares in issue of 11,518,360 common shares of no par value each.  Caledonia has no shares in treasury; therefore, this figure may be used by holders as the denominator for the calculations by which they determine if they are required to notify their interest in, or a change to their interest in, the Company.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 800 Tel: +44 759 078 1139

WH Ireland (Nomad & Broker) Adrian Hadden/James Sinclair-Ford	Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538